Exhibit 99.1

The Hague, September 21, 2006

AEGON-CNOOC opens Shandong branch in Jinan

AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. with the Chinese National Offshore Oil Corporation (CNOOC), today officially opened its Shandong branch in Jinan.

Leveraging the global resources of the partners, the AEGON-CNOOC Shandong branch will provide an extensive range of life insurance products and services to local customers who reside in this highly developed coastal province. The opening of the branch in Shandong’s capital, Jinan, follows the 2005 launch of AEGON-CNOOC’s Beijing and Jiangsu branch offices.

Since the start of its operations in Shanghai in 2003, AEGON-CNOOC’s multi-channel distribution strategy has enabled the company to respond competitively to the opportunities of the Chinese market and to the evolving needs of its customers. The opening of the Shandong branch is a further indication of AEGON-CNOOC’s long-term commitment to the Chinese market. Three different distribution channels – bancassurance, direct marketing and brokerage – will be launched simultaneously. This unique approach in the Shandong insurance market is a reflection of AEGON-CNOOC’s distribution strength.

“The entry of AEGON-CNOOC into the fast-developing Shandong market continues our strategy of growing our presence steadily in China where there is an increasing need for the products and services we provide,” said Don Shepard, Chairman of the Executive Board of AEGON N.V. “We will continue to rely on a multi-channel distribution network as the best way to deliver innovative and reliable solutions to our expanding base of Chinese customers”.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

Forward looking statements

The statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism, acts of war and pandemics; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States

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Media	+31 (0)70 344 83 44	+1 410 576 45 26

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